# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Drilling Tools International Corp, CIK 0001884516
CUSIP: 26205E107
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 10370 Richmond Ave., #1000, Houston, Texas (TX), 77042
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002133988

## Reporting persons
- Sammons Capital, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 889,248; shared voting power 0; sole dispositive power 889,248; shared dispositive power 0; aggregate amount beneficially owned 889,248 (0.03% of the class)

## Item 1. Issuer
Name of issuer: Drilling Tools International Corp
Address of issuer's principal executive offices: 10370 Richmond Ave., #1000, Houston, Texas 77042

## Item 2. Person Filing
Name of person filing: Sammons Capital, Inc.
Address of principal business office or, if none, residence: 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page and is incorporated herein by reference.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page and is incorporated herein by reference.

Ownership percentage is based on 35,282,224 shares of the Issuer's Common Stock outstanding as of August 4, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sammons Capital, Inc.: /s/ Yolanda Brown, Yolanda Brown/Vice President (10/14/2026)